SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 2)*

                          NEXUS TELOCATION SYSTEMS LTD.
                          ----------------------------
                                (Name of Issuer)

                Ordinary Shares, NIS 0.01 Nominal Value Per Share
                -------------------------------------------------
                         (Title of Class of Securities)

                                    M74919107
                       ---------------------------------
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
                  ---------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 9, 2000
                      -----------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [__] .

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                                Page 1 of 7 Pages

                                  SCHEDULE 13D

CUSIP No. M7491907                                             Page 2 of 7 Pages



1         Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person

                  SOROS FUND MANAGEMENT LLC

2         Check the Appropriate Box If a Member of a Group*

                                                     a. [_]
                                                     b. [X]

3         SEC Use Only

4         Source of Funds*

                  Not applicable.

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6         Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                  2,945,000
    Shares
Beneficially               8        Shared Voting Power
 Owned By                                   0
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                   2,945,000
    With
                           10       Shared Dispositive Power
                                            0

11        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            2,945,000

12        Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*


13        Percent of Class Represented By Amount in Row (11)

                                    13.25%

14        Type of Reporting Person*

                  OO; IA




                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. M7491907                                             Page 3 of 7 Pages


1         Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person

                  GEORGE SOROS (in the capacity described herein)

2         Check the Appropriate Box If a Member of a Group*
                                                     a. [_]
                                                     b. [X]

3         SEC Use Only

4         Source of Funds*

                  Not applicable.

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6         Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
 Number of                                  0
    Shares
Beneficially               8        Shared Voting Power
 Owned By                                   2,945,000
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            2,945,000

11        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            2,945,000

12        Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*


13        Percent of Class Represented By Amount in Row (11)

                                    13.25%

14        Type of Reporting Person*

                  IA




                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. M7491907                                             Page 4 of 7 Pages

1         Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person

                  STANLEY F. DRUCKENMILLER (in the capacity described herein)

2         Check the Appropriate Box If a Member of a Group*
                                                     a. [_]
                                                     b. [X]

3         SEC Use Only

4         Source of Funds*

                  Not applicable.

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6         Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
 Number of                                  0
    Shares
Beneficially               8        Shared Voting Power
 Owned By                                   2,945,000
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            2,945,000

11        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            2,945,000

12        Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*


13       Percent of Class Represented By Amount in Row (11)

                                    13.25%

14        Type of Reporting Person*

                  IA




                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 5 of 7 Pages



          This Amendment No. 2 to Schedule 13D relates to Ordinary  Shares,  NIS
0.01 nominal value per share (the "Shares"), of Nexus Telocation Systems Ltd. (the "Issuer"). This Amendment No. 2 amends and supplements the initial statement on Schedule 13D dated January 20, 2000 and Amendment No. 1 thereto dated March 1, 2000 (collectively, the "Initial Statement") filed by the Reporting Persons and is being filed by the Reporting Persons to report that, as a result of the recent disposition of Shares of the Issuer, the number of Shares of which the Reporting Persons may be deemed to be the beneficial owners has decreased by more than one percent of the total number of Shares outstanding. Capitalized terms used herein but not defined shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is amended and supplemented as follows.

Item 5.   Interest in Securities of the Issuer.

               (a) Each of SFM LLC, Mr. Soros and Mr. Druckenmiller may be deemed the beneficial owner of the 2,945,000 Shares (representing approximately 13.25% of the total number of outstanding Shares) held for the account of QEG-NTS.

               (b) (i) SFM LLC may be deemed to have the sole power to direct the voting and disposition of the 2,945,000 Shares held for the account of QEG-NTS.

                    (ii) Each of Mr. Soros and Mr. Druckenmiller, as a result of their positions with SFM LLC, may be deemed to have the shared power to direct the voting and disposition of the 2,945,000 Shares held for the account of QEG-NTS.

               (c) Except for the transactions described in Annex A hereto, all of which were effected in the over-the-counter market in routine brokerage transactions, there have been no transactions effected with respect to the Shares since March 1, 2000 (the date of filing of the last statement on Schedule 13D) by any of the Reporting Persons.

               (d) The members of QEG-NTS have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of QEG-NTS in accordance with their ownership interests in QEG-NTS.

               (e)       Not applicable.

                                                               Page 6 of 7 Pages

                                   SIGNATURES


          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:  March 10, 2000


                                        SOROS FUND MANAGEMENT LLC

                                        By:  /S/ MICHAEL C. NEUS
                                             ----------------------------------
                                             Michael C. Neus
                                             Assistant General Counsel


                                        GEORGE SOROS

                                        By:  /S/ MICHAEL C. NEUS
                                             ----------------------------------
                                             Michael C. Neus
                                             Attorney-in-Fact


                                        STANLEY F. DRUCKENMILLER

                                        By:  /S/ MICHAEL C. NEUS
                                             ----------------------------------
                                             Michael C. Neus
                                             Attorney-in-Fact

                                                               Page 7 of 7 Pages

                                     ANNEX A

                       RECENT TRANSACTIONS IN THE ORDINARY
                     SHARES OF NEXUS TELOCATION SYSTEMS LTD.


For the Account of  Date of Transaction    Number of Shares    Price Per Share
------------------  -------------------    ----------------    ---------------
    QEG-NTS            3/10/2000                700,000            $11.701
                       3/09/2000                900,000             $8.639
                       3/09/2000                400,000             $8.125
                       3/08/2000                200,000             $6.589
                       3/07/2000                 15,000             $6.500

